Goodwin Procter llp 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.
June 4, 2021
Via EDGAR and Email
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Matthew Derby
Larry Spirgel
Joseph Cascarano
Robert Littlepage

Re:	Doximity, Inc.
Registration Statement on Form S-1
File No. 333-256584
Ladies and Gentlemen:
On behalf of our client, Doximity, Inc. (“Doximity” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 2
333-256584, confidentially submitted to the Commission on March 5, 2021, April 16, 2021, and May 7, 2021, and publicly filed on May 28, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file an amended and restated certification of incorporation which will effect the reclassification of its common stock into Class A common stock and Class B common stock (the “Reclassification”) and a [****]-for-[*****] forward stock split (the “Split”) of the Company’s capital stock. All information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof. No information presented in this supplemental letter has been adjusted to reflect such Split, and all numbers in this supplemental letter are presented on a pre-Split basis.
The Company supplementally advises the Staff that on June 2, 2021, representatives of Morgan Stanley & Co. LLC, Goldman Sachs & Co., LLC, and J.P. Morgan Securities LLC, the lead underwriters for the IPO (the “Lead Underwriters”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”).
The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters and will be narrower than the Preliminary Price Range. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined,

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 3
will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants made by the Company’s board of directors (the “Board”) for the preceding twelve months through the date of this letter. Reference is made to Comment No. 19 in the letter from the Staff dated April 1, 2021 addressed to Anna Bryson, Chief Financial Officer of the Company, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on March 5, 2021 regarding the fair value assumptions used to determine share-based compensation expense for equity grants made after December 31, 2020. In this response, the Company has included a table with the details and fair value assumptions for grants after December 31, 2020 through the date of this letter and has provided general commentary on the fluctuations in the estimated fair value of its common stock.
Equity Award Issuances by the Company in the Preceding Twelve Months
Information regarding grants of stock options to the Company’s directors and employees in the preceding twelve months is summarized in the following table:
Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share ($)	Fair Value of Underlying Share of Common Stock ($)
06/10/2020	3,308,650	3.08	4.12
09/02/2020	1,372,650	4.41	7.07
09/29/2020	1,083,000	4.41	8.19
11/21/2020	353,100	8.23	12.92
12/22/2020	366,000	8.23	15.71
01/28/2021	80,700	16.52	19.20
02/05/2021	352,000	16.52	19.96
02/16/2021	3,391,000	16.52	21.02
05/07/2021	798,200	25.12	32.90*
05/26/2021	184,800	25.12	36.90*

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 4
*Fair value determined for financial reporting purposes by assuming that the fair value of the Company’s common stock increased on a linear basis from the March 31, 2021 fair value of $25.12 to the midpoint of the Preliminary Price Range to be set forth in the preliminary prospectus filed in connection with the IPO.
As described in the section titled “Common Stock Valuation” on page 91 of the Registration Statement, the fair value of the Company’s Class A common stock has historically been determined by the Board. Given the absence of a public trading market for the Company’s Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s Class A common stock, including contemporaneous third-party valuations of its Class A common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).
Summary of Valuation Reports
For the March 31, 2020 and June 30, 2020 Valuation Reports, the fair value of the total shareholders’ equity was derived using a weighting of an income approach and a market approach.  For the September 30, 2020, December 31, 2020, and March 31, 2021 Valuation Reports, the fair value of the total shareholders’ equity was derived using a weighting of an income approach and a market approach for the Non-IPO scenario. For the IPO scenario, the fair value of the total shareholders’ equity was derived using the discounted value of the estimated pre-money IPO equity value.
The income approach uses the Discounted Cash Flow (“DCF”) method, which estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our estimated weighted-average cost of capital. In deriving enterprise value using the market approach, the Company used the Guideline Public Company (“GPC”) method. The GPC method involves a three-step methodology: (i) identifying publicly-traded companies in the same or similar lines of business; (ii) calculating market multiples for such identified companies based on their respective historical financial results and projected growth as of the valuation date; and (iii) applying such market multiples to the Company’s historical financial data and internal financial forecast.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 5
After determining enterprise value, the Valuation Reports utilized an option pricing method (“OPM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock. The March 31, 2020 and June 30, 2020 Valuation Reports employed single scenario option pricing models.
The September 30, 2020, December 31, 2020, and March 31, 2021 Valuation Reports each employed a multiple-scenario OPM whereby such reports considered two potential future scenarios (an IPO scenario and a Non-IPO scenario) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock.
The Company also considered the transaction price of secondary market transactions with third-party investors in the Company’s capital stock in its Valuation Reports. No equity financing rounds by the Company occurred during the preceding twelve months.
March 31, 2020 Valuation Report
The results of the March 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	GPC and DCF Methods	Secondary Sales
Value per share of Common Stock (prior to DLOM)	$3.81
DLOM	23%
Indicated value per share of Common Stock	$2.93	$10.32
Weighting	98%	2%
Concluded fair market value per share of Common Stock	$3.08
The March 31, 2020 Valuation Report applied DCF and GPC methodologies with 70% and 30% weighting, respectively. This valuation report did not include an IPO scenario as the Company had not begun IPO readiness activities until after the valuation date.
The Company also carried out secondary sales prior to the valuation date, which involved the sale of 312,027 shares or 0.35% of the diluted equity in the Company, at a weighted-average share price of $10.32 per share. Given the relative insignificance of the secondary transactions, the weighted-average price of the secondary transactions was provided a 2% weight on the equity value at March 31, 2020, and was considered reasonable.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 6
June 30, 2020 Valuation Report
The results of the June 30, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	GPC and DCF Methods	Secondary Sales
Value per share of Common Stock (prior to DLOM)	$5.63
DLOM	25%
Indicated value per share of Common Stock	$4.22	$7.96
Weighting	95%	5%
Concluded fair market value per share of Common Stock	$4.41
The June 2020 Valuation Report applied GPC and DCF methodologies at equal weighting. This valuation report did not include an IPO scenario as the Company had not begun IPO readiness activities until after the valuation date.
The Company also carried out secondary sales prior to the valuation date, which involved the sale of 112,117 shares, or 0.12% of the total diluted equity in the Company, at a weighted-average share price of $7.96 per share. Given the relative insignificance of the secondary transactions, the weighted-average price of the secondary transactions was provided a 5% weight on the equity value at June 30, 2020 and was considered reasonable.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 7
September 30, 2020 Valuation Report
The results of the September 30, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	GPC and DCF Methods		Secondary Sales
	Non-IPO Scenario	IPO Scenario
Value per share of Common Stock (prior to DLOM)	$8.66	$14.66
DLOM	22.5%	12.5%
Indicated value per share of Common Stock	$6.71	$12.82	$8.06
Weighting	71.3%	23.7%	5%
Concluded fair market value per share of Common Stock	$8.23
In September 2020, the Company began preparing for its potential IPO and anticipated completing the same in June of 2021. The Company selected its legal counsel during this time and started planning potential IPO activities although it had not yet engaged underwriters for the potential IPO.  The Company started using a multiple-scenario OPM to allocate the enterprise value to the various classes and series of the Company’s capital stock. For the Non-IPO scenario, we continued to assign an equal weighting to the GPC and DCF methods to arrive at the enterprise fair value of the Company. The Company added an IPO scenario wherein the discounted expected pre-money total equity valuation was weighted at 25% probability, before consideration of secondary sales. With respect to the IPO scenario, the September 30, 2020 Valuation Report considered the uncertainties around the pricing and execution of a successful IPO when determining the appropriate weighting for such an outcome. The DLOM was determined to be 12.5% under the IPO scenario, which was in line with the market, company maturity and expected exit timing. The DLOM for the Non-IPO scenario was reduced to 22.5% from 25% in the prior valuation.
The secondary sales transactions during the twelve months prior to the valuation date included sales of 439,308 shares, at a weighted-average share price of $8.06 per share, or 0.5% of the total diluted equity in the Company. Given the relative insignificance of the secondary transactions, the weighted-average price of the secondary transactions was provided a 5% weight on the equity value at September 30, 2020 and was considered reasonable.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 8
December 31, 2020 Valuation Report
The results of the December 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	GPC and DCF Methods		Secondary Sales
	Non-IPO Scenario	IPO Scenario
Value per share of Common Stock (prior to DLOM)	$16.31	$27.13
DLOM	22.5%	12.5%
Indicated value per share of Common Stock	$12.64	$23.74	$7.32
Weighting	65%	35%	0%
Concluded fair market value per share of Common Stock	$16.52
The same methods that were utilized to determine fair market value in the September 30, 2020 Valuation Report were used in the December 31, 2020 Valuation Report. During the quarter ended December 31, 2020, the Company had a strong sales quarter resulting in an increase in its revenue forecast. As a result, there was a significant increase in the enterprise fair value of the Company for both the IPO scenario and the Non-IPO scenario. During this period, the Company continued to prepare for a potential IPO, including engaging underwriters in November 2020 and holding various meetings with the underwriters and legal counsel with the expectation that the IPO would be consummated in September 2021. As a result, and as described in the table above, the December 31, 2020 Valuation Report increased the weighting for the IPO scenario to 35% from 25% utilized in the prior valuation report.
While the Company had secondary transactions, the volume of transactions represented only 0.22% of the total diluted equity in the Company and these transactions pre-dated the above-described IPO progress. These transactions were provided no weight in the estimation of fair value of common stock since they did not appear to reflect all information available as of the valuation date and were materially below the value of the common stock as estimated by the valuation analysis.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 9
March 31, 2021 Valuation Report
The results of the March 31, 2021 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	GPC and DCF Methods		Secondary Sales
	Non-IPO Scenario	IPO Scenario
Value per share of Common Stock (prior to DLOM)	$21.62	$30.53
DLOM	17.5%	7.5%
Indicated value per share of Common Stock	$17.84	$28.24	$10.73
Weighting	30%	70%	0%
Concluded fair market value per share of Common Stock	$25.12
The Company believes that the following significant factors contributed to the increase in the fair value of its common stock. During the quarter ended March 31, 2021, the Company continued to experience a strong sales quarter resulting in an increase in its revenue forecast. This contributed to an increase in the enterprise fair value of the Company for both the IPO scenario and the Non-IPO scenario. In addition, in March 2021, the probability for the IPO scenario increased from 35% in December 2020 to 70% in March 2021 reflecting the progress made towards the going public milestones such as the confidential Draft Registration Statement on Form S-1 submission with the Commission on March 5, 2021. By the time of the March 31, 2021 Valuation Report, the Company also accelerated its IPO timeline from September 2021 to June 2021 and reduced its DLOM from 12.5% in December 2020 to 7.5% in March 2021 under the IPO scenario, which was in line with the market, company maturity and expected exit timing. The DLOM for the Non-IPO scenario was reduced to from 22.5% in the prior valuation to 17.5%.
While the Company had secondary transactions, the volume of transactions represented only 0.25% of the total diluted equity in the Company and these transactions pre-dated the above-described IPO progress. These transactions were provided no weight in the estimation of fair value of common stock since they did not appear to reflect all information available as of the valuation date and were materially below the value of the common stock as estimated by the valuation analysis.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 10
Fair Value Used for Computing Stock-based Compensation Expense
For financial reporting purposes and as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation expense after considering the fair value reflected on the relevant Prior Valuation Report and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value. The Company believes that the linear interpolation methodology provided a reasonable basis for the valuation of the Class A common stock for financial reporting purposes in the instances where the Company did not identify any single event that would have caused a material change in the fair value of the Class A common stock.
The Company determined the fair value per share for the June 10, 2020 grants based on the interpolated fair value of the Company’s Class A common stock from March 31, 2020 to June 30, 2020, as set forth in the June 30, 2020 Valuation Report.
The Company determined the fair value per share for the September 2, 2020 and September 29, 2020 grants based on the interpolated fair value per share of the Company’s Class A common stock from June 30, 2020 to September 30, 2020, as set forth in the September 30, 2020 Valuation Report.
The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because it did not identify any single event that occurred from June 30, 2020 through September 29, 2020 that would have caused a material change in fair value.
The Company determined the fair value per share for the November 21, 2020 and December 22, 2020 grants based on the interpolated fair value per share of the Company’s Class A common stock from September 30, 2020 to December 31, 2020, as set forth in the December 31, 2020 Valuation Report.
The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because it did not identify any single event that occurred from September 30, 2020 through the date of the December 22, 2020 grants that would have caused a material change in fair value.
The Company determined the fair value per share for the January 28, 2021, February 5, 2021, and February 16, 2021 grants based on the interpolated fair value per share of the Company’s Class A common stock from December 31, 2020 to March 31, 2021, as set forth in the March 31, 2021 Valuation Report.
The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because it did not identify any single event that occurred from

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 11
December 31, 2020 through the date of the February 16, 2021 grants that would have caused a material change in fair value.
The fair value for the May 7, 2021 and May 26, 2021 grants were determined based on the interpolated fair value per share of the Company’s Class A common stock, as determined by the Board considering the most recently completed March 31, 2021 Valuation Report (which provided that the Company’s fair value per share as of $25.12), and the midpoint of the Roadshow Price Range to be set forth in the preliminary prospectus filed in connection with the IPO.
Analysis of Differences Between the Fair Value of the Company’s Class A Common Stock Based on the March 31, 2021 Valuation Report and the Midpoint Price
As noted above, the Preliminary Price Range is between $[****] to $[****] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining the fair value of the Company’s Class A common stock. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on revenue, EBITDA, and free cash flow.
The Company believes the principal factors that contributed to the $[****] per share difference between $[****] per share, the Midpoint Price, and $25.12, the per share fair value of the Company’s Class A common stock based on the March 31, 2021 Valuation Report, were as follows:
•The Board made its determination of the fair value of the Company’s Class A common stock as of March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, and March 31, 2021 based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on economic growth, adoption of digital marketing and telehealth applications, the interest rate environment, market volatility, and global economic trends. As of March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, and March 31, 2021, the dates of the relevant Valuation Reports, the impact of the COVID-19 pandemic on the Company, market conditions, and the global economy were nascent and rapidly evolving. The uncertainty caused by the COVID-19 pandemic also impacted the Company’s ability to forecast revenue and profitability for use in the Valuation Reports, and the Company’s profitability forecasts have consistently been exceeded and revised upward with each Valuation Report subsequent to March 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 12
•The Preliminary Price Range was informed by recent results of the business. In the quarter ended March 31, 2021, the Company reported revenue of $66.7 million compared to $58.7 million for the quarter ended December 31, 2020 representing growth of 13.6%, and a net income of $21.5 million for the quarter ended March 31, 2021, compared to a net income of $17.2 million for the quarter ended December 31, 2020. [****].
•Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for on-line solutions.
•Since September 30, 2020, the Company has taken several steps towards the completion of an IPO, including engaging underwriters, holding “testing the waters” meetings, at which the Company received favorable feedback from various potential investors in April 2021, engaged underwriters, and confidentially submitting and publicly filing multiple Registration Statements with the Commission and responding to a number of inquiries by the Commission examiners.
•Unlike the valuation methodologies used in connection with the Company’s equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the September 30, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 23.7%, the December 31, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 35%, and the March 31, 2021 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 70%. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the probability of consummating a successful IPO was far from certain during these prior periods.
•The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the Class A common stock as of June 30, 2020, September 30, 2020, December 31, 2020, and March 31, 2021 appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability (“DLOM”). This weighted-average DLOM for the Company’s Class A common stock was 22.5% as of March 30, 2020, 23.8% as of June

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 13
30, 2020, 19.0% as of September 30, 2020, 19.0% as of December 31, 2020, and 10.5% as of March 31, 2021.
•The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such redeemable convertible preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.
Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its Class A common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the stock-based compensation expense that it recorded through March 31, 2021, is appropriate in light of the foregoing analysis.
*****

CONFIDENTIAL TREATMENT REQUESTED BY DOXIMITY, INC.
Securities and Exchange Commission June 4, 2021 Page 14
If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 752-3227 or hmayon@goodwinlaw.com.

Sincerely,
Goodwin Procter LLP

/s/ Heidi E. Mayon
Heidi E. Mayon

cc:
Jeffrey Tangney, Doximity, Inc.
Anna Bryson, Doximity, Inc.
Jennifer Chaloemtiarana, Doximity, Inc.
Heidi E. Mayon, Goodwin Procter LLP
Jon M. Novotny, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
John G. Casnocha, Goodwin Procter LLP